Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*14 August 2003*	*No of sheets:*	*1+18*


03029300

Please find enclosed the consolidated quarterly report of KGHM Polska Miedź S.A. for the 2nd quarter of 2003

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

dlw 8/15

POLISH SECURITIES AND EXCHANGES COMMISSION

SA-QSII / 2003

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31,

The Management Board of KGHM Polska Miedź S.A.
hereby provides the consolidated quarterly report for the second quarter of 2003

Publication date: 14 August 2003

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
I. Net revenue from the sale of products, goods and materials	2 590 432	2 493 261	600 889	673 381
II. Operating profit (loss)	132 061	115 266	30 633	31 131
III. Profit (loss) before taxation	167 560	42 594	38 868	11 504
IV. Net profit (loss)	98 879	(1 565)	22 936	(423)
V.Net cash flow from operations	315 765	226 030	73 246	61 046
VI. Net cash flow from investing activities	(125 702)	(268 414)	(29 158)	(72 493)
VII. Net cash flow from financing activities	(55 158)	139 850	(12 795)	37 771
VIII. Total net cash flow	134 905	97 466	31 293	26 324
IX. Total assets	8 182 773	8 140 884	1 835 937	2 030 601
X. Liabilities and provisions for liabilities	4 901 947	4 939 846	1 099 831	1 232 158
XI.Long term liabilities	18 909	268 975	4 243	67 091
XII. Short term liabilities	3 207 284	3 129 408	719 606	780 576
XIII. Shareholders' funds	3 255 524	3 182 015	730 429	793 698
XIV. Share capital	2 000 000	2 000 000	448 732	498 865
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.49	(0.01)	0.11	(0.00)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	16.28	15.91	3.65	3.97
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

in item XVI. Profit (loss) per ordinary share (in PLN/EUR) in '000EUR, the column "2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002", the exact amount is (0.002)

in '000PLN

CONSOLIDATED BALANCE SHEET	as at 30 June 2003 end of quarter	as at 31 March 2003 end of prior quarter	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter
ASSETS				
I. Fixed Assets	5 828 430	5 826 498	6 036 994	6 026 540
1. Intangible fixed assets, of which:	327 072	335 124	578 031	591 762
- goodwill	1 862	1 848	2 152	2 219
2. Goodwill of subordinated entities	691			
3. Tangible fixed assets	4 589 509	4 574 279	4 617 676	4 591 677
4. Long term debtors	4 612	4 611	3 886	3 889
4.1. From related entities				
4.2. From other entities	4 612	4 611	3 886	3 889
5. Long term investments	645 977	653 043	623 477	615 833
5.1. Real estate	5 068	5 067	5 068	5 068
5.2. Intangible fixed assets				
5.3. Long term financial assets	640 909	647 976	618 409	610 765
a) in related entities, of which:	33 585	44 161	38 890	32 712
-shares in subordinated entities valued by the equity method	33 578	44 154	38 883	32 705
- shares in subsidiaries and co-subsidiaries not subject to consolidation				
b) in other entities	607 324	603 815	579 519	578 053
5.4. Other long term investments				
6. Long term prepayments	260 569	259 441	213 924	223 379
6.1. Deferred tax asset	255 508	253 441	203 079	212 617
6.2. Other prepayments	5 061	6 000	10 845	10 762
II. Current assets	2 354 343	2 241 613	2 103 890	2 152 401
1. Inventory	952 267	938 629	1 080 821	1 024 082
2. Short term debtors	626 211	705 278	596 470	644 100
2.1. From related entities	2 334	2 950	5 628	1 174
2.2. From other entities	623 877	702 328	590 842	642 926
3. Short term investments	688 769	505 530	335 057	386 035
3.1 Short term financial assets	688 769	505 530	335 057	386 035
a) in related entities	751	947		931
b) in other entities	329 335	293 585	100 805	257 247
c) cash and cash equivalents	358 683	210 998	234 252	127 857
3.2. Other short term investments				
4. Short term prepayments	87 096	92 176	91 542	98 184
Total assets	8 182 773	8 068 111	8 140 884	8 178 941
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds	3 255 524	3 122 492	3 182 015	3 136 634
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 421 280	1 225 520	1 227 680	1 403 202
5. Revaluation reserve capital	940 110	839 397	759 868	712 732
6. Other reserve capital	2 597	737	648	510
7. Exchange rate differences arising from subordinated entities	22 408	21 324	20 120	19 937
a. positive exchange rate differences	22 408	21 324	20 120	19 937
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(1 229 750)	(1 034 607)	(824 736)	(1 004 137)
9. Net profit (loss)	98 879	70 121	(1 565)	4 390
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	18 597	16 615	18 312	17 959
III. Negative goodwill of subordinated entities	6 705	496	711	852
IV. Liabilities and provisions for liabilities	4 901 947	4 928 508	4 939 846	5 023 496
1. Provisions for liabilities	1 480 758	1 458 095	1 335 026	1 364 530
1.1. Provision for deferred income tax	282 478	234 413	122 291	127 722
1.2. Provision for retirement and related benefits	721 337	721 555	692 151	693 452

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
I. Net revenue from the sale of products, goods and materials, of which:	1 280 328	2 590 432	1 234 408	2 493 261
- from related entities	2 660	7 780	4 411	7 676
1. Net revenue from the sale of products	1 229 712	2 490 025	1 193 082	2 417 664
2. Net revenue from the sale of goods and materials	50 616	100 407	41 326	75 597
II. Cost of sale of products, goods and materials, of which:	(1 056 643)	(2 086 532)	(996 050)	(2 034 476)
- from related entities	(2 572)	(7 067)	(3 113)	(7 299)
1. Cost of manufactured products sold	(1 017 461)	(2 006 611)	(965 052)	(1 975 525)
2. Cost of goods and materials sold	(39 182)	(79 921)	(30 998)	(58 951)
III. Gross profit (I-II)	223 685	503 900	238 358	458 785
IV. Selling costs	(27 667)	(52 431)	(24 640)	(45 578)
V. General administrative costs	(140 259)	(274 599)	(146 337)	(288 507)
VI. Profit (loss) from sales (III-IV-V)	55 759	176 870	67 381	124 700
VII. Other operating income	18 982	44 838	73 661	85 764
1. Profit from disposal of non-financial assets	658	881	(79)	374
2. Subsidies	135	320	117	216
3. Other operating income	18 189	43 637	73 623	85 174
VIII. Other operating costs	(47 613)	(89 647)	(81 501)	(95 198)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(37 230)	(44 571)	(18 532)	(19 470)
3. Other operating costs	(10 383)	(45 076)	(62 969)	(75 728)
IX. Operating profit (loss) (VI+VII-VIII)	27 128	132 061	59 541	111 266
X. Financial income	141 767	315 620	44 497	167 934
1. Dividends and share in profit, of which:	125	46 634		
-from related entities				
2. Interest, of which:	6 889	16 896	22 972	31 804
- from related entities	8	12	4	271
3. Profit from the disposal of investments	63 856	80 243	(3 671)	3 195
4. Revaluation of investments	65 025	162 570	(23 203)	83 532
5. Other	5 872	9 277	48 399	49 403
XI. Financial costs	(113 161)	(279 423)	(112 519)	(241 367)
1. Interest, of which:	(22 580)	(49 689)	(42 505)	(85 063)
- for related entities	(8)	(8)	(2)	(231)
2. Loss from the disposal of investments				
3. Revaluation of investments	(59 139)	(147 546)	23 590	(51 625)
4. Other	(31 442)	(82 188)	(93 604)	(104 679)
XII. Profit (loss) on the sale of all or some shares in subordinated entities			(1 016)	(1 016)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	55 734	168 258	(9 497)	40 817
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	(386)	(787)	5 752	1 292
1. Extraordinary gains	55	156	2 864	3 342
2. Extraordinary losses	(441)	(943)	2 888	(2 050)
XV. Write-off of goodwill of subordinated entities	(118)	(118)	0	0
XVI. Write-off of negative goodwill of subordinated entities	129	207	122	486
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	55 359	167 560	(3 623)	42 595
XVIII. Taxation	(26 586)	(68 686)	(2 359)	(44 937)
a) current taxation	(18 611)	(68 826)	(26 464)	(80 861)
b) deferred taxation	(7 975)	140	24 105	35 924
XIX. Other obligatory deductions from profit (loss increase)			602	
XX. Share in net profit (loss) of subordinated entities valued by the equity method	456	949	(189)	1 484
XXI. Minorities (profit) loss	(471)	(944)	(386)	(707)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	28 758	98 879	(5 955)	(1 565)

Net profit (loss) (annualised)	(114 290)		(847 107)	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	(0.57)		(4.24)	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
I. Shareholders' funds - beginning of the period	3 122 492	3 074 791	3 136 634	3 124 853
a) changes of accounting policies			2 758	29 300
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 122 492	3 074 791	3 139 392	3 154 153
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3.Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	1 225 520	1 230 371	1 403 202	1 425 055
4.1. Changes in reserve capital	195 760	190 909	(175 522)	(197 375)
a) increase, due to:	268 578	305 273	32 176	154 010
- issuance of shares over nominal value				
- from profit distribution (statutory)	(1 369)	1 009	109	109
- from profit distribution (over statutorily-required minimum value)	262 203	265 801	5 645	8 851
- transfer from revaluation reserve capital	796	1 400	1 754	2 388
- consolidation adjustments	42	21 878	20 858	122 061
- share in change of capital of entities valued by equity method		4 027		2 603
- other	6 906	11 158	3 810	17 998
b) decrease, due to:	(72 818)	(114 364)	(207 698)	(351 385)
- coverage of losses	(65 157)	(69 474)	(206 442)	(206 442)
- share in financial result of entities valued by equity method		(1 652)		(1 112)
- consolidation adjustments	(7 661)	(43 237)	(529)	(17 006)
- write-off of goodwill from prior years				(125 348)
- other		(1)	(727)	(1 477)
4.2. Reserve capital - end of the period	1 421 280	1 421 280	1 227 680	1 227 680
5. Revaluation reserve capital - beginning of the period	839 397	862 115	712 732	736 046
5.1. Changes in revaluation reserve capital	100 713	77 995	47 137	23 823
a) increase, due to:	75 694	207 735	56 103	99 123
- settlement of derivative instruments	(964)	8 916	16 035	31 053
- acquisition granting significant influence	(1 295)	(1 295)		
- valuation of hedging transactions, in the effective part	86 221	200 114	51 148	62 259
- excess of tax assets over provision for deferred taxation	(8 268)		(11 080)	
- other				5 811
b) decrease, due to:	25 019	(129 740)	(8 966)	(75 300)
- disposal of fixed assets	(906)	(1 528)	(2 306)	(2 940)
- valuation of hedging transactions, in the effective part	120 511	(9 060)	6 150	(59 550)
- settlement of derivative instruments	(64 755)	(89 313)		
- surplus of a deferred income tax provision over deferred income tax assets	(29 824)	(29 824)	(12 808)	(12 808)
- other	(7)	(15)	(2)	(2)

in '000PLN

a) long term	668 243	668 309	641 195	638 545
b) short term	53 094	53 246	50 956	54 907
1.3. Other provisions	476 943	502 127	520 584	543 356
a) long term	412 019	412 591	397 535	439 900
b) short term	64 924	89 536	123 049	103 456
2. Long term liabilities	18 909	136 346	268 975	256 194
2.1. Toward related entities				
2.2. Toward other entities	18 909	136 346	268 975	256 194
3. Short term liabilities	3 207 284	3 117 968	3 129 408	3 241 347
3.1. Toward related entities	6 066	35 149	30 391	26 666
3.2. Toward other entities	3 122 349	2 972 887	3 024 723	3 106 971
3.3. Special funds	78 869	109 932	74 294	107 710
4. Accruals and deferred income	194 996	216 099	206 437	161 425
4.1. Negative goodwill				
4.2. Other accruals and deferred income	194 996	216 099	206 437	161 425
a) long term	2 628	2 493	2 508	2 600
b) short term	192 368	213 606	203 929	158 825
Total shareholders' funds and liabilities	8 182 773	8 068 111	8 140 884	8 178 941

Net assets	3 255 524	3 122 492	3 182 015	3 136 634
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	16.28	15.61	15.91	15.68
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	as at 30 June 2003 end of quarter	as at 31 March 2003 end of prior quarter	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter
1. Contingent debtors	84 611	86 224	68 605	74 825
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	84 611	86 224	68 605	74 825
- received guarantees	14 830	17 906	336	4 273
- contested State budget issues	43 992	43 992	49 221	52 938
- bills of exchange debtors	25 609	24 111	18 690	14 490
- other	180	215	358	3 124
2. Contingent liabilities	27 505	24 285	19 496	17 014
2.1. Toward related entities (due to)	25 082	22 358	12 917	16 166
- granted guarantees	25 082	22 358	12 917	16 166
2.2. Toward other entities (due to)	2 423	1 927	6 579	848
- granted guarantees	2 423	1 927	6 579	848
3. Other (due to)	328 610	380 752	312 044	461 927
- bills of exchange	24 850	22 105	34 708	138 415
- contingent penalties			121	121
- perpetual usufruct of land of State budget	203 514	199 918	198 478	199 379
- fixed assets used on the basis of a rental, lease agreements etc.	2 255	1 884	996	2 500
- fixed assets used on the basis of a leasing agreement (not subject to depreciation)	3 746	3 746	3 810	4 324
- leased land	2	2	4	6
- rationalisation and R&D work, and other unrealised agreements	59 607	65 085	14 287	27 833
- contested State budget liabilities	24 103	76 870	48 685	50 482
- other unresolved and disputed issues, etc.	10 533	11 142	10 955	38 867

5.2. Revaluation reserve capital - end of the period	940 110	940 110	759 869	759 869
6. Other reserve capital - beginning of the period	737	648	510	510
6.1. Changes in other reserve capital	1 860	1 949	138	138
a) increase, due to:	1 860	1 949	138	138
- creation of reserve capital from net profit		89	138	138
- acquisition granting significant influence	1 860	1 860		
b) decrease, due to:				
6.2. Other reserve capital - end of the period	2 597	2 597	648	648
7. Exchange rate differences arising from subordinated entities	22 408	22 408	20 120	20 120
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 034 607)	(1 040 049)	1 097 572	(1 054 593)
8.1. Retained profit from prior years - beginning of the period	346 593	273 091	97 825	57 425
a) changes to accounting methodology (policies)			25 626	118 332
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	346 593	273 091	123 451	175 757
a) increase, due to:	633	11 600		1 528
-distribution of profit from prior years				
- acquisition granting significant influence	633	633		
- consolidation adjustments		10 967		1 528
b) decrease, due to:	(267 157)	(274 743)	(18 006)	(76 230)
- coverage of loss from prior years	(6 224)	(7 745)		(14 837)
- transfer to reserve capital	(260 833)	(266 809)	(5 802)	(8 960)
- transfer to other reserve capital		(89)	(138)	(138)
- dividend payment			2 604	
- payment of premium and bonus for employees	(100)	(100)		
- consolidation adjustments (including due to permanent diminution in value of shares)			(14 670)	(46 487)
- other decreases				(5 808)
8.3. Retained profit from prior years - end of the period	80 069	9 948	105 445	101 055
8.4. Uncovered loss from prior years - beginning of the period		1 313 140	1 097 572	1 311 938
a) changes to accounting methodology (policies)			22 868	89 032
b) corrections due to error				
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 311 079	1 313 140	1 120 440	1 200 970
a) increase, due to:		3 601	(48)	117 977
- transfer of losses from prior years to be covered				
- changes to accounting methodology (policies)				117 977
- consolidation adjustments		3 601	(48)	
b) decrease, due to:	(71 381)	(77 043)	(194 600)	(393 155)
- coverage of loss from profit distribution	(6 224)	(7 745)	173	(14 837)
- coverage of loss from reserve and other reserve capital	(65 157)	(69 474)	(206 442)	(206 442)
- consolidation adjustments		176	3 569	(161 826)
- other decreases			8 100	(10 050)
8.6. Uncovered loss from prior years - end of the period	1 239 698	1 239 698	925 792	925 792
8.7. Retained profit (uncovered loss) from prior years - end of the period	(1 159 629)	(1 229 750)	(820 347)	(824 737)
9. Net result	28 758	98 879	(5 955)	(1 565)
a) net profit	28 758	98 879		
b) net loss			(5 955)	(1 565)
c) write-off from profit				
II. Shareholders' funds - end of the period	3 255 524	3 255 524	3 182 015	3 182 015
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 255 524	3 255 524	3 182 015	3 182 015

CONSOLIDATED STATEMENT OF CASH FLOWS	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002
A. Cash flow from operations - indirect method				
I. Net profit (loss)	28 758	98 879	(5 955)	(1 565)
II. Total adjustments	163 915	216 886	258 097	227 595
1. Minorities profit (loss)	471	944	386	707
2. Share in (profit) loss of subordinated entities valued by the equity method	(456)	(949)	189	(1 484)
3. Depreciation, of which:	123 542	249 176	139 587	255 833
- write-off of goodwill or negative goodwill of subordinated entities	(11)	(89)	(122)	(486)
4. (Profit) loss on exchange rate differences	(47 795)	17 813	(7 526)	38 831
5. Interest and share in profits (dividends)	22 417	(1 118)	37 661	67 644
6. (Profit) loss on investing activities	(62 651)	(78 499)	5 519	2 670
7. Change in provisions	(14 511)	14 717	(42 211)	160 454
8. Change in inventories	(13 638)	(46 733)	(56 739)	(81 985)
9. Change in debtors	76 806	100 297	53 841	(14 620)
10. Change in short term liabilities, excluding bank and other loans	40 506	47 492	43 161	(41 709)
11. Change in prepayments and accruals	(18 003)	(50 194)	49 230	37 402
12. Other adjustments	57 227	(36 060)	34 999	(196 [illegible]48)
III. Net cash flow from operations (I+/-II)	192 673	315 765	252 142	226 030
B. Cash flow from investing activities				
I. Inflow	76 696	116 855	318 121	781 157
1. The sale of intangible fixed assets and tangible fixed assets	1 497	2 555	1 135	2 402
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	74 908	113 834	317 469	778 140
a) in related entities	11	11	66	7 556
- the sale of financial assets	1	1	(37)	7 553
- dividends and share in profit				
- repayment of long term loans granted				
- interest	10	10	3	3
- other inflow from financial assets			100	100
b) in other entities	74 897	113 823	317 403	770 484
- the sale of financial assets	24 910	39 466	312 330	765 279
- dividends and share in profit	46 509	46 509		
- repayment of long term loans granted				

- interest	3 478	3 848	5 054	5 168
- other inflow from financial assets		24 000	19	37
4. Other investment inflow	291	466	(483)	615
II. Outflow	(94 099)	(242 557)	(445 505)	(1 049 571)
1. The purchase of intangible fixed assets and tangible fixed assets	(50 186)	(133 169)	(157 447)	(317 098)
2. The purchase of real estate and intangible fixed assets			10 706	
3. For financial assets, of which:	(41 150)	(106 390)	(297 076)	(729 143)
a) in related entities	(7 151)	(12 554)		(1)
- the purchase of financial assets	(6 901)	(11 904)		(1)
- long term loans granted				
- other outflow from financial assets	(250)	(650)		
b) in other entities	(33 999)	(93 836)	(297 076)	(729 142)
- the purchase of financial assets	(28 999)	(62 836)	(302 019)	(729 082)
- long term loans granted				
- other outflow from financial assets	(5 000)	(31 000)	4 943	(60)
4. Dividends and other share in profit paid to minorities	(215)	(215)		
5. Other investment outflow	(2 548)	(2 783)	(1 688)	(3 330)
III. Net cash flow from investing activities (I-II)	(17 403)	(125 702)	(127 384)	(268 414)
C. Cash flow from financing activities				
I. Inflow	9 489	16 809	989 718	1 302 312
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	199	199		497
2. Credit and loans	9 290	16 610	989 718	1 301 815
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(37 063)	(71 967)	(1 008 089)	(1 162 462)
1. The purchase of own shares				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(11 326)	(18 409)	(966 610)	(1 090 942)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(453)	(731)		
8. Interest	(25 284)	(52 827)	(41 448)	(71 489)
9. Other financial outflow			(31)	(31)
III. Net cash flow from financing activities (I-II)	(27 574)	(55 158)	(18 371)	139 850
D. Total net cash flow(A.III+/-B.III+/-C.III)	147 696	134 905	106 387	97 466
E. Change in balance sheet total of cash and cash equivalents, of which:	147 685	135 388	106 395	97 669
- change in cash and cash equivalents due to exchange rate differences	(11)	483	8	203
F. Cash and cash equivalents - beginning of the period	210 770	223 561	127 764	136 685
G. Cash and cash equivalents - end of the period (F+/-D), of which:	358 466	358 466	234 151	234 151
- including those having limited rights of disposal	(3 162)	29 070	(1 695)	27 426

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE SECOND QUARTER OF 2003 - PURSUANT TO § 61 SECTION 7 TOGETHER WITH SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Introduction

KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, fully consolidated 25 subsidiary entities in the current quarter, one subsidiary entity of a different profile of activity and 4 associated entities valued by the equity method.

The consolidated financial report excluded the below-mentioned subsidiary entities from consolidation, and did not apply the proportional method of valuation to the co-subsidiary, as the financial data of these entities was insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion from consolidation as at 30 June 2003

Name of company	Total assets as at 30.06.2003 ('000 PLN)	Percentage share in total assets of dominant entity (%)	Net revenues from the sale of goods and products, together with income from financial operations for the period 1.01.2003 to 30.06.2003 ('000 PLN)	Percentage share in revenues of dominant entity (%)
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	480	0.0057	1 140	0.0445
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 031	0.0123	1 376	0.0537
"Zagłębie" Lubin Sportowa Spółka Akcyjna	2 746	0.0327	4 428	0.1728

2. Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles as described in the consolidated annual report for 2002, published on 17 April 2003.

Financial data for the prior period have been restated.
Changes carried out with respect to previously published data for the second quarter of 2002 relate to:
- estimation of the provision for mine closure costs in accordance with the methodology of IAS and settlement of the effects of this estimation, which increased the financial result by PLN 64 374 thousand, and
- the valuation of embedded instruments, which led to a decrease in the financial result by PLN 2 128 thousand.

The total effect of these changes in methodology led to an improvement in the financial result for the accrued comparable period of PLN 62 246 thousand, while the settlement of effects of changes in accounting principles relating to the period prior to 1 January 2002 resulted in a decrease of undistributed profit of prior years in the amount of PLN 29 300 thousand.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current accrued period, the rate of 4.3110 PLN/EUR
- for the calculation of assets and capital as at 30 June 2003, the rate of 4.4570 PLN/EUR
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.7026 PLN/EUR
- for the calculation of assets and capital as at 30 June 2002, the rate of 4.0091 PLN/EUR

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

1. Provisions for future expenses and liabilities

In the current quarter entities of the Capital Group actualised the provision for future expenses and liabilities, with the effects of actualisation of this provision being settled in the financial result of the current quarter.

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

Changes in provisions related to:

- the provision for future mine closure costs created in the dominant entity.
  The effect of this revaluation is a decrease in the provision and an increase in the financial result in the amount of PLN 921 thousand
  (PLN 1 741 thousand accrued increase of the result from the beginning of the year)

- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment.
  The effect of this revaluation is the creation of a provision in the amount of PLN 16 258 thousand and the release of a provision in the amount of PLN 5 915 thousand.
  The financial result of the current quarter was increased by PLN 45 thousand
  (PLN 10 343 thousand accrued charge to the result from the beginning of the year)

- the provision for liabilities of the dominant entity towards local authorities for permission to expand the tailings pond.
  The effect was an increase in the financial result by PLN 4 877 thousand
  (PLN 4 926 thousand accrued increase in the financial result from the beginning of the year)

- with respect to settlement with the State budget following a tax audit in KGHM for the year 2000, PLN 44 360 thousand was charged to the financial result of the current quarter, of which PLN 1 536 thousand as a provision for liabilities. The remaining amount represents an allowance for debtors with the State budget which arose in 2002 from the payment of additional assessment to the State budget.

- the provision for the probable arising of contractual liabilities for the execution of mining work and of other liabilities connected with mining work, PLN 1 204 thousand.
  (PLN 2 804 thousand accrued from the beginning of the year)

In addition, a provision was created in accruals for one-off wages together with charges, which was charged to costs of the current accrued period, in the amount of PLN 156 750 thousand.

2. Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the tax asset and the deferred income tax provision were actualised.

In the accrued period of the current year there was an increase in tax assets of PLN 50 310 thousand, of which the following was settled:

- as an increase of the financial result PLN 50 246 thousand
- towards settlement of the tax loss PLN 64 thousand

The deferred income tax provision increased by PLN 79 930 thousand, of which the following was settled:

- as a decrease of the financial result PLN 50 106 thousand
- as a decrease of shareholders' funds PLN 29 824 thousand.

3. Adjustments revaluing assets

Due to the revaluation of tangible and financial assets at the end of the current quarter, the financial result was decreased by PLN 49 346 thousand.
Due to accrued revaluation of assets since the beginning of the year, the financial result was decreased by PLN 39 253 thousand.

Due to valuation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the settlement of these transactions and the provision for deferred income tax, revaluation reserve capital was increased in the current quarter by PLN 102 929 thousand.
The accrued increase from the beginning of the year in revaluation reserve capital amounts to PLN 80 818 thousand.

The effects of valuation in the current quarter, and settled in the financial result relate to:

- the allowance for debtors together with interest (excess of allowances created over released), charged to the financial result in the amount of PLN 52 502 thousand
  (An accrued charge to the financial result of PLN 50 281 thousand from the beginning of the year)

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

Of the above allowances, PLN 42 294 thousand relates to State budget debtors in the dominant entity due to VAT assessment together with penalties and interest which arose in 2002 following payment to State budget of additional assessment for 2000 following a treasury audit. This matter is being pursued at the Supreme Administrative Court.

- a decrease in the value of current inventories and of tangible fixed assets due to valuation to net market value. As a result of revaluation the financial result of the quarter was decreased by PLN 2 798 thousand
  (An accrued charge to the financial result of PLN 3 996 thousand from the beginning of the year)

- valuation of financial assets to fair value or to market value, as a result of which the financial result of the current quarter was increased by PLN 5 954 thousand
  (An accrued increase of the financial result of PLN 15 024 thousand from the beginning of the year)

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE SECOND QUARTER OF 2003, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS

Telefonia DIALOG S.A.

Apart from the dominant entity, the greatest impact on the results of the Capital Group is from Telefonia DIALOG S.A. During the first two quarters of 2003, Telefonia DIALOG S.A. earned revenues from sales of PLN 199 386 thousand, achieving a profit on sales of PLN 20 411 thousand and an operating profit of PLN 13 276 thousand. The profitability on operations is due to the continuation of activities carried out in 2002 aimed at improving the results of its economic activities. In the first six months of 2003 this company achieved a high level of EBITDA of 45%. The number of ringing lines-to-employee is successively increasing, and currently amounts to 398, which is a significant achievement when compared to the competition.

Financial activities have a significant impact on the net profit of the company. The loss on financial activities was mainly due to negative exchange rate differences as regards the valuation of its license, exchange rate differences as regards the valuation of bonds and interest costs on bonds.

KGHM Polska Miedź S.A. continues to finance Telefonia DIALOG S.A. in such a way as to maintain its continued growth and continued increase in value. In the two quarters of 2003 KGHM Polska Miedź S.A. made payment on shares in the total amount of PLN 65 000 thousand, with a further PLN 5 000 thousand paid in the month of July, this being the result of obligations on the part of KGHM Polska Miedź S.A. arising from the acquisition of shares by KGHM Polska Miedź S.A. in 2001. As at the date of preparation of this report a further PLN 30 000 thousand remained to be paid toward the capital of this company.

Independent of the internal activities of the company are actions aimed at seeking an optimum structure as regards the company's debt. Among others, at the request of Telefonia DIALOG S.A., and based on the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line operators, on 28 March 2003 the Ministry of Infrastructure initiated proceedings for the cancellation of licensing and prolongation fees. The total amount of liabilities covered by these proceedings as at 30 June 2003 amounts to PLN 546 961 thousand.

An important event impacting the activities of Telefonia DIALOG S.A. was the signing of an agreement with Telekomunikacja Polska S.A. which enables the subscribers of TP S.A. to make use of the services of DIALOG. The services of DIALOG will be available to all subscribers of TP S.A. throughout the country. The subscribers of TP S.A. will be able to make use of interzone and international connections using the prefix 1011 belonging to Telefonia DIALOG S.A , will have available a wide range of DIALOG services as respects internet dial-up services (among others unlimited, 24-hour access through a lump sum payment - DIALNET Daily). This agreement describes details of the usage of telecommunications infrastructure, such as the laying of telecoms cables, fiber optics and 2 Mbit/s streaming, in order to establish 12 points of contact between the networks of TP S.A. and Telefonia DIALOG S.A., as well as the principles of billing, invoicing and subscriber complaints, among others. A similar agreement was entered into with the local operator Szeptel S.A. These agreements expand the availability of the services offered by DIALOG S.A.

Other significant events and issues concerning the Capital Group

On 8 April 2003 the Regional Court for Warsaw decided to announce the bankruptcy of Telewizja Familijna S.A. with head office in Warsaw. KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A. which owns 12% of the share capital of this company – created a provision in 2001 for all of the assets related to Telewizja Familijna, being shares and bonds in the total amount of PLN 52 004 thousand.

On 17 June 2003 the court registered an increase of share capital by KGHM Metale S.A. of PLN 20 000 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covered entirely by cash.

This increased capital of KGHM Metale S.A. is to be used for the following purposes: PLN 10 000 thousand for the financing of invetsments by the company with respect to the production of road building material based on decopperised slag from the Głogów Smelter, and PLN 10 000 thousand for the purchase of 4 655 shares of PHP "MERCUS" - spółka z o.o.

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial result

The consolidated financial result for the current quarter was a profit in the amount of PLN 28 758 thousand and an accrued profit from the beginning of the year of PLN 98 879 thousand, composed of:

- the profit of the dominant entity PLN 53 672 thousand
(An accrued profit of PLN 188 967 thousand from the beginning of the year)

- individual results of subsidiaries – an excess of losses over profits (PLN 12 774 thousand)
((PLN 80 473 thousand) accrued from the beginning of the year, including Telefonia Dialog S.A. (PLN 87 105 thousand))

- share in the consolidated results of entities valued by the equity method – an excess of profits over losses PLN 456 thousand
(PLN 949 thousand accrued from the beginning of the year)

- consolidation adjustments decreasing the result (PLN 12 596 thousand)
((PLN 10 564 thousand) accrued from the beginning of the year)
of which:

- write-off of negative goodwill PLN 129 thousand
(PLN 207 thousand accrued from the beginning of the year)

- write-off of goodwill (PLN 118 thousand)
((PLN 118 thousand) accrued from the beginning of the year)

- share in minorities' profits (PLN 471 thousand)
((PLN 944 thousand) accrued from the beginning of the year)

- adjustment of exchange rate differences from the valuation of debt securities issued within the Group (PLN 6 806 thousand)
(PLN 3 106 thousand accrued from the beginning of the year)

- dividends (PLN 700 thousand)
((PLN 5 383 thousand) accrued from the beginning of the year)

- adjustments revaluing assets of the Group (PLN 1 674 thousand)
((PLN 2 747 thousand) accrued from the beginning of the year)

- exchange rate differences from consolidation conversion (PLN 1 712 thousand)
((PLN 2 731 thousand) accrued from the beginning of the year)

- profit from unrealised sales PLN 441 thousand
(PLN 1 295 thousand accrued from the beginning of the year)

- adjustment to income tax on unrealised profits (PLN 34 thousand)
(PLN 1 637 thousand accrued from the beginning of the year)

- adjustments due to valuation or liquidation of long term investments (PLN 2 171 thousand)
((PLN 2 171 thousand) accrued from the beginning of the year)

- other adjustments PLN 520 thousand
((PLN 1 766 thousand) accrued from the beginning of the year)

Revenues and costs of operating activities

The structure of revenues from sales in the current accrued period remains similar to that of prior periods. Over 85% of revenues from the sale of products represent revenues from the sale of copper, silver and copper products. Export sales represent over 63% of total revenues from the sale of products.

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

The increase in revenues from sales of products in relation to the comparable prior period was due to the increase in copper prices on the LME and to an increase in the volume of copper sales.
The level of revenues was also affected by the decrease in the USD/PLN exchange rate and by the decrease in the volume of silver sales.

In operating costs there was an increase in the cost of manufactured products sold and in selling costs, as a result of the increase in the sales volume.

Other operating activities
In other operating activities of the current accrued period, costs exceeded income by PLN 44 809 thousand. This was impacted by operations of the current quarter – allowances for State budget debtors and the excess of costs over income were due to the revaluation of provisions for future liabilities.

Financial activities
The result on financial activities in the current period was an excess of income over costs of PLN 36 197 thousand. This excess of financial income over financial costs is due to profit earned on the settlement of derivative instruments, the dividend received from Polkomtel S.A. and to the excess of income over costs due to the valuation of investments.
The result on financial activities was also impacted by the payment of interest and by allowances for State budget debtors due to State budget interest.

V. EVENTS WHICH OCCURRED AFTER 30 JUNE 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP.

1. Acquisition of bonds of Telefonia DIALOG S.A.
On 15 July 2003 KGHM Polska Miedź S.A. acquired bonds of its subsidiary Telefonia Dialog S.A. for a total nominal amount of PLN 1 379 800 thousand under the following conditions:
- 2 940 bonds having a total nominal value of PLN 294 000 thousand acquired for the period from 15 July 2003 to 17 July 2006. The bonds bear an interest rate of WIBOR 1M from the day preceding the interest payment date,
- 9 150 bonds of series XXI having a total nominal value of PLN 915 000 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%,
- 1 708 bonds of series XXII having a total nominal value of PLN 170 800 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%.

This issuance of bonds supersedes the current issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, with a maturity of 15 July 2003.

2. Two-currency credit agreement.
On 18 July 2003 a two-currency credit agreement was signed in the amount of PLN 471 130 thousand and USD 159 500 thousand, between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A., and a consortium of other banks. The final repayment date for this credit was set at 18 July 2006. On the date the agreement was signed the credit bore an interest rate of LIBOR/WIBOR + 2.20%. In later periods the margin will vary within a range of 0.5%-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). This credit will be used to refinance liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand which arose from the signing of an agreement on 19 December 2001 for a two-currency, revolving syndicated line of credit organised by the banks Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A.

3. Credit agreement.
On 18 July 2003 a credit agreement was signed in the amount of USD 200 000 thousand between KGHM Polska Miedź S.A. and ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks.
On the date the agreement was signed the credit bore an interest rate of LIBOR + 2.20%. In later periods the margin will vary within a range of 0.5-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). The Company is obligated to pay back this credit in 58 unequal monthly installments, payable on each of the dates as set down in the agreement. Repayment of the first installment must be made three months after the signing of the agreement, with following installments being paid monthly, beginning from that date. The final installment must be paid on the final repayment date of 18 July 2008. This credit will be used for purposes related to the refinancing of current debt in the amount of USD 181 342 thousand which arose from the signing of a credit agreement on 21 June 2002 with ABN Amro Bank NV and J.P.Morgan, as well as for general business purposes.

4. Cathode sales agreement for GLENCORE INTERNATIONAL AG.
On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG (Switzerland). Value of the transaction is estimated at USD 259 800

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

thousand, or PLN 1 023 500 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG amounts to USD 273 656 thousand, or PLN 1 078 083 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

5. Cathode sales agreement for Pechiney Trading France
On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and Pechiney Trading France. Value of the transaction is estimated at USD 181 860 thousand, or PLN 716 401 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The agreement provides for contractual penalties for late payments. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Pechiney Trading France amounts to USD 208 403 thousand, or PLN 820 962 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

6. The merger of companies
On 1 August 2003 the Regional Court for Wrocław Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered the merger of the indirect subsidiaries INOVA Centrum Innowacji Technicznych Sp. z o.o. and Zakład Wyrobów Gumowych Sp. z o.o. in the form of a takeover of all of the assets of Zakład Wyrobów Gumowych Sp. z o.o. by INOVA Centrum Innowacji Technicznych Sp z o.o. As a result of this merger, the share capital of INOVA Centrum Innowacji Technicznych Sp z o.o. was increased by PLN 2 350 thousand by the creation of new shares. The shares in the increased capital were obtained by the existing shareholder of the merged companies - Dolnośląska Spółka Inwestycyjna S.A (a subsidiary of KGHM Polska Miedź S.A.).

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2003, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Capital Group results. Published information relating to the parameters of the technical-economic plan for 2003 only relate to the dominant entity. Information relating to the forecast financial results of KGHM Polska Miedź S.A. for 2003 have been presented in the annual report for 2002.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q1 2003 report (same number of votes)	% of share capital held as at publication date of Q1 2003 report (same number of votes)	Shares held as at 30 June 2003 (same number of votes)	% of share capital held as at 30 June 2003 (same number of votes)
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	14 474 968[1]	7.24%[1]	14 306 768	7.15%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 31 March 2003

As at the date of publication of this consolidated quarterly report the dominant entity had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE DOMINANT ENTITY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY THE DOMINANT ENTITY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Based on information held by the dominant entity, the table below shows ownership of Company shares by management and supervisory personnel:

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

Position	First name, surname	Shares held as at publication date of Q1 2003 report	Shares bought since publication of Q1 2003report	Shares sold since publication of Q1 2003report	Shares held as at publication date of Q2 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	0	3319
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

Based on information held by the dominant entity, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 June 2003, exceeds 10% of the shareholders' funds of the dominant entity and amounts to PLN 752 566 thousand, including PLN 142 665 thousand in debtors, and PLN 609 901 thousand in liabilities.

The largest on-going proceedings in the group of debtors are as follows:

1. As respects additional VAT assessment for specific months of 2000 in the amount of PLN 24 927 thousand (principal amount).
These proceedings were initiated on 7 October 2002. The parties to these proceedings are KGHM Polska Miedź S.A. and the Legnica Branch of the Tax Office in Wrocław.
This additional VAT assessment is generally the result of an adjustment by the Legnica Branch of the Tax Control Authority in Wrocław of input tax reducing output tax. The Tax Authorities held the opinion that when calculating the percentage share of sales of goods subject to VAT in total sales, pursuant to art. 20 section 3 of the law on VAT, the amount of sales not subject to VAT must be taken into consideration, and in particular the amount of income related to trading in securities. The Company submitted an appeal to the 12 decisions passed by the Director of the Legnica Branch of the Tax Control Authority in Wrocław to the Legnica Branch of the Tax Office in Wrocław. Due to an appeal by the Company, the Tax Office in Legnica passed a decision on 30 May 2003 (received by the Company on 3 June 2003), based on which the additional VAT assessment for 2000 was reduced by PLN 326 thousand due to recognition by the Tax Office in Legnica of tax-deductible corporate income tax expenses. With respect to the remaining amount of PLN 24 927 thousand of additional VAT assessment, the Tax Office denied the appeal of the Company. On 3 July 2003 the Company submitted an appeal to the Wrocław branch of the Supreme Administrative Court.

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

2. As respects Company liabilities with respect to payment from the profit of a State-owned, joint stock company for 1996 in the amount of PLN 23 729 thousand. Pursuant to a suggestion by the Advisor to the Treasury Minister for Privatisation of KGHM Polska Miedź S.A., in 1996 the Company created provisions for future mine closure costs and for potential tax liabilities. As a result of a tax audit for 1996 the tax authorities accused the Company of unjustifiably lowering the profit before taxation, and therefore of lowering the amount of payment from the profit of a State-owned, joint stock company. On 22 October 2002 KGHM Polska Miedź S.A. submitted an appeal of this final decision by the Tax Office in Legnica to the Supreme Administrative Court. As at the end of the second quarter of 2003 the Supreme Administrative Court had not yet addressed this appeal.
On 3 July 2003 the Wrocław branch of the Supreme Administrative Court denied the appeal of the Company. As at the date of publication of this report the Company had not yet received written notification of this decision. The Company has the right to submit a cassation appeal.

3. As respects additional VAT assessment for 2001 of PLN 15 316 thousand (principal amount). As a result of an audit concluded in January 2003, the Director of the Tax Control Authority passed 12 decisions (the Company was informed of this decision on 9 June 2003), setting VAT assessment for specific months of 2001, in which these decisions assessed additional VAT in the total amount of PLN 15 316 thousand. The amount of additional VAT for 2001 is mainly due to questioning of the method of calculation of input tax reducing output tax in connection with Company activities not subject to VAT, in particular operations related to trading in securities. On 23 June 2003 the Company submitted an appeal of the decisions passed by the Director of the Tax Control Authority to the Legnica Branch of the Tax Office in Wrocław.

The largest on-going proceedings in the group of liabilities are as follows:

1. Proceedings related to the cancellation of licensing and prolongation fees in the total amount of PLN 546 961 thousand (as at 30 June 2003) in which the parties are Telefonia DIALOG S.A. in Wrocław (a subsidiary of KGHM Polska Miedź S.A.) and the Ministry of Infrastructure. The proceedings were initiated on 28 March 2003. Telefonia DIALOG S.A., in connection with the coming into force of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators, has requested the Minister of Infrastructure to cancel the licensing and prolongation fees. This law allows for the restructurisation of licensing liabilities through their cancellation, as a result of the investment expenditures incurred by Telefonia DIALOG S.A. on its telecommunications infrastructure. The expenditures incurred by Telefonia DIALOG S.A in the years 2001-2002 are sufficient to cover the entire amount of the licensing liabilities, which consequently allows cancellation of all of these liabilities.
As at the date of publication of this report Telefonia DIALOG S.A. had not yet been informed of the decision of the Minister of Infrastructure.

2. Proceedings against KGHM Polska Miedź S.A by BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw for the payment of compensation in the amount of PLN 12 299 thousand for damages caused by a degradation in the quality of water from the AQ1 and AQ2 water supplies due to flooding of the Konrad mine in Iwiny. This suit, dated 24 March 2003, was received by the Company on 16 April 2003. At the present time the Court is hearing the final arguments in this matter. The Court has ordered the Company to submit documents supporting its position and to submit an application to allow the testimony of a court expert in this regard. The Court has not set a date for this hearing.

3. Court proceedings initiated on 29 October 2001 in the case of Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. in Niwnice versus AQUAKONRAD S.A. in liquidation in Iwiny (an indirect subsidiary of KGHM Polska Miedź S.A.) with a value based on mining damages in the amount of PLN 7 764 thousand. AQUAKONRAD S.A. in liquidation has requested the case to be dismissed and the adjudication of related costs. By a judgement on 16 April 2003 the Regional Court in Świdnica has thrown out the suit. The party bringing the suit – Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. – has appealed the decision of this court. AQUAKONRAD S.A. in liquidation has requested that the appeal be denied.

X. INFORMATION ON SINGLE OR MULTIPLE TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transactions entered into between Fundusz Inwestycji Kapitałowych (Equity Investment Fund) KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand and the buyback of these bonds for PLN 1 100 thousand. Total value of these transactions since the beginning of 2003 is PLN 4 400 thousand. The last transaction having the highest value was entered into on 14 April 2003 in the amount of PLN 700 thousand and relates to the buyback of bonds.

KGHM Polska Miedź S.A. SA-QS II/2003 in '000 PLN

2. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM LEGMET Sp. z o.o. in the amount of PLN 2 100 thousand, the rollover of debt bonds of PLN 600 thousand and to a loan granted to ZM LEGMET in the amount of PLN 5 000 thousand. Total value of these transactions since the beginning of 2003 is PLN 7 700 thousand. The highest value transaction was entered into on 30 April 2003 and relates to the conversion of liabilities due to the buyback of debt bonds into a loan in the amount of PLN 5 000 thousand. This loan will be repaid by 28 February 2006. The loan bears an interest rate based on the lombard credit rate.

3. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 1 700 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by 31 July 2006, with profitability based on the lombard credit rate.
   On 6 June 2003 the court registered the merger of the companies Dolnośląska Fabryka Maszyn ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o. through the transfer of all assets of the company ZM "Legmet" Sp. z o.o. to the company DFM ZANAM Sp. z o.o. - current name of the company: DFM ZANAM-LEGMET Spółka z o.o. DSI S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

4. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and KWARCE SA (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. of PLN 3 300 thousand, intended for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE SA by 30 June 2005. Profitability based on the lombard credit rate.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' FUNDS OF KGHM POLSKA MIEDŹ S.A.

During the period from 1 January to 30 June 2003 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of KGHM Polska Miedź S.A.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULTS AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE CAPITAL GROUP TO MEET ITS LIABILITIES

In the month of June 2003 - based on a decision taken by the Tax Control Authority after a Treasury audit for the year 2001- the dominant entity executed a payment to the State budget due to additional VAT assessment together with penalties and interest. This payment in the amount of PLN 25 908 thousand is presented in the balance sheet as a State budget debtor. From this assessment, the amount of PLN 24 103 thousand was recognised in off-balance sheet liabilities, while the difference was charged to the financial result for 2002. This decision has been appealed to the Tax Office.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE CAPITAL GROUP, AT LEAST IN THE FOLLOWING QUARTER

The largest impact on the results of the Capital Group is from the dominant entity – KGHM Polska Miedź S.A. – and from Telefonia DIALOG S.A. As a result, the most significant factors impacting the results of the Capital Group through the dominant entity are:

- copper and silver prices on metals markets,
- the PLN/USD exchange rate,
- electrolytic copper production costs, and
- the credit servicing costs of KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while simultaneously working to counteract macroeconomic threats (copper prices, PLN/USD exchange rate). In particular, an overall hedging strategy will be pursued aimed at increasing the likelihood of achieving the planned net result of KGHM Polska Miedź S.A. (the dominant entity in the KGHM Polska Miedź S.A. Capital Group).

In addition – through Telefonia DIALOG S.A. – a major factor impacting the results of the Capital Group will be:

- the anticipated regulation of the question of licensing liabilities through their conversion into company infrastructural investments.

Finalisation of the procedures for cancellation of the licensing liabilities of Telefonia DIALOG S.A. will significantly alter the balance sheet of this company, and will improve the financial result of Telefonia DIALOG S.A.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik